Exhibit 99.1

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO AUSTRALIA, CANADA, JAPAN, THE REPUBLIC OF SOUTH AFRICA OR ANY OTHER JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO.

FEMSA announces the completion of the offering of shares in Heineken N.V. and Heineken Holding N.V.

Monterrey, Mexico, September 18, 2017 – Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBS) announces today the completion of the sale of 5.24% of the combined interest in the Heineken Group (the “Equity Offering”), comprising a combination of existing issued ordinary shares (the “Shares”) of both Heineken N.V. and Heineken Holding N.V. (jointly “Heineken Group”).

The Equity Offering was executed via an accelerated bookbuilding offer to institutional investors outside of Mexico, managed by J.P. Morgan Securities, PLC, Morgan Stanley & Co. PLC and UBS Limited and raised combined gross proceeds of approximately 2.5 billion Euros.

Nomura International plc acted as financial advisor to FEMSA in the transaction.

The Equity Offering consisted of:

•	22,485,000 Shares in Heineken N.V. representing 3.90% of the issued share capital at a price of €84.50 per share, raising gross proceeds of approximately 1.9 billion Euros.
•	7,700,000 Shares in Heineken Holding N.V. representing 2.67% of the issued share capital at a price of €78.00 per share, raising gross proceeds of approximately 600 million Euros.

Following the completion of the Equity Offering, FEMSA’s shareholding in Heineken N.V. will decrease from 12.53% to 8.63% and in Heineken Holding N.V. from 14.94% to 12.26%, for an overall decrease of FEMSA’s economic interest in the Heineken Group from 20.00% to 14.76%. As previously indicated, L'Arche Green N.V., the entity through which the Heineken Family exercises control of Heineken Holding N.V., will acquire 2,564,102 shares of Heineken Holding N.V. in the Equity Offering.

Completion of the Equity Offering is expected to take place on September 21, 2017.

Following the completion of the Equity Offering, FEMSA will, under the terms of the Corporate Governance Agreement dated April 30, 2010, retain its existing governance rights, including one seat on the Board of Directors of Heineken Holding N.V. and two seats on the Supervisory Board of Heineken N.V. FEMSA continues to be a significant shareholder in the Heineken Group and a long term supporter of the group's strategy.

September 18, 2017	1

Carlos Salazar Lomelín, FEMSA’s Chief Executive Officer, commented: “We have long held a very positive view of Heineken as a long-term investment. The transaction priced today does not represent or reflect a change in our view or expectations. However, the Equity Offering will allow us to partially monetize our position while retaining our existing governance rights in Heineken, taking advantage of the favorable tax treatment afforded by the Repatriation Decree issued by the Mexican Government. In accordance with the Decree, we plan to invest the proceeds of the Equity Offering to support our growth initiatives in Mexico in the coming years”.

Important notices

The Equity Offering does not require the approval of FEMSA’s shareholders or the preparation of a folleto informativo under the Mexican Securities Market Law.

The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement does not contain or constitute an offer for sale or the solicitation of an offer to purchase securities in Mexico, the United States, Australia, Canada or Japan or in any jurisdiction in which such offer or solicitation is unlawful. The securities referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended, (the “Securities Act”) and may not be offered or sold in the United States absent registration under the Securities Act or pursuant to an available exemption from, or a transaction not subject to, the registration requirements of the Securities Act. There will be no offer, public or otherwise, of the securities in Mexico, the United States, Australia, Canada or Japan.

This announcement is only addressed to and directed at persons in member states of the European Economic Area who are qualified investors within the meaning of Article 2(1)(e) of Directive 2003/71/EC as implemented in the relevant member state (the “Prospectus Directive”) (“Qualified Investors”) or to and at other persons to whom the offering can otherwise be made pursuant to available exemptions under the Prospectus Directive. In addition, in the United Kingdom, this announcement is being distributed only to, and is directed only at, Qualified Investors who are persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) or who are high-net-worth entities and other persons to whom it may otherwise lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any security or investment activity to which this announcement relates is available in the United Kingdom only to relevant persons, and will only be engaged with such persons. Any person in the United Kingdom who is not a relevant person should not act or rely on this document or any of its contents.

Each of the joint bookrunners is acting for FEMSA in connection with the Equity Offering and no one else, and will not be responsible to anyone other than FEMSA for providing the protections offered to clients of the joint bookrunners nor for providing advice in relation to the offering.

September 18, 2017	2

No assurance can be given that the Equity Offering will be consummated or as to the ultimate terms of such Equity Offering.

Nomura International plc, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for FEMSA and no one else in connection with the matters set out in this announcement and will not be responsible to anyone other than FEMSA for providing the protections afforded to clients of Nomura International plc or for providing advice in relation to the matters set out in this announcement.

####

About FEMSA

FEMSA is a leading company that participates in the beverage industry through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume; and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world's leading brewers with operations in over 70 countries. In the retail industry it participates through FEMSA Comercio, comprising a Retail Division operating various small-format store chains including OXXO, a Fuel Division, operating the OXXO GAS chain of retail service stations, and a Health Division, which includes drugstores and related operations. Additionally, through its Strategic Businesses unit, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients.

September 18, 2017	3